Exhibit 4.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Designation (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation:

Workhorse Group Inc.

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Please see the attached

3.	Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Reset	Nevada Secretary of State Stock Designation

Revised: 1-5-15

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CERTIFICATE OF DESIGNATION

OF

Workhorse Group Inc.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

SERIES B PREFERRED STOCK

On behalf of Workhorse Group Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, out of the seventy five million (75,000,000) shares of preferred stock, par value $.001 per share, of the Corporation authorized by Article III of the Articles of Incorporation (“Preferred Stock”), Series B Preferred Stock, consisting of One Million Two Hundred Fifty Thousand (1,250,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

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“Certificate of Designation” means this Certificate of Designation for Series B Preferred Stock of the Corporation.

“Closing Date” means May 31, 2019.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Dividend Payment Date” means each March 31, June 30, September 30, December 31 while the Series B Preferred Stock is outstanding, commencing on June 30, 2019.

“Dividend Rate” means a rate per annum equal to 8.0% (eight percent).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Holder” shall have the meaning given such term in Section 2.

“Junior Securities” means the Common Stock and all other Common Stock Equivalents of the Corporation other than those securities which are explicitly senior or pari passu to the Preferred Stock in dividend rights or liquidation preference.

“Liquidation” shall have the meaning set forth in Section 5.

“Market Price” means $1.62, the average closing price for the Common Stock on the five trading dates immediately preceding the Closing Date; provided, however, the Market Price as of any date of determination shall be adjusted for any stock splits or combinations, recapitalizations or similar changes affecting all or substantially all the shares of outstanding Common Stock, effected by the Corporation subsequent to the Closing Date.

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“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall have the meaning set forth in the recitals to this Certificate of Designation.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series B Subscription Agreement” means the Subscription Agreement dated as of May 31, 2019, between the Holders and the Corporation.

“Stated Value” has the meaning set forth in Section 2.

“Subsidiary” means any direct or indirect subsidiary of the Corporation.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, (or any successors to any of the foregoing).

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series B Preferred Stock (the “Series B Preferred Stock”) and the number of shares so designated shall be up to 1,250,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $20.00, subject to increase set forth in Section 3 below (the “Stated Value”). Notwithstanding anything to the contrary contained herein or in the Articles of Incorporation or Bylaws of the Corporation, so long as any shares of the Series B Preferred Stock is outstanding, the Corporation or any of its subsidiaries shall not be permitted to issue any shares of Preferred Stock or capital stock that have or would have rights, privileges or preferences, as to the payment of dividends or other distributions or as to any liquidation preference, that would be senior or equal in right to those of the shares of the Series B Preferred Stock or a redemption right or date that is prior to or superior to that of the shares of the Series B Preferred Stock.

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Section 3. Dividends.

(a) Dividends will, with respect to each share of Series B Preferred Stock, accrue on the Stated Value at the Dividend Rate for each quarter for the portion of such quarter for which such share is outstanding, to and including the last day of such quarter. Dividends on the Series B Preferred Stock will accrue on a daily basis (at the Dividend Rate assuming a 365 day year), whether or not declared. Holders will be entitled to receive on each Dividend Payment Date dividends in arrears in respect of the quarter ending immediately prior to such Dividend Payment Date in the form of Common Stock as set forth in the following sentence (a “Stock Dividend”). The number of shares of the Common Stock in the Stock Dividend for each share of Series B Preferred Stock on each Dividend Payment Date shall be equal to the Stated Value multiplied by the Dividend Rate divided by the Market Price (the “Dividend Shares”).

(b) If any fraction of a share of Common Stock would be deliverable upon the issuance of the Dividend Shares on any Dividend Payment Date, the Corporation may, in lieu of delivering such fraction of a share of Common Stock, round up the number of Dividend Shares to the nearest whole number.

(c) Notwithstanding anything herein to the contrary, the aggregate number of shares of Common Stock issued in payment of dividends on the Series B Preferred Stock when added to the number of shares of Common Stock issued upon exercise of any warrants issued in connection herewith shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding on the date hereof or (b) the total voting power of the Corporation’s securities outstanding on the date hereof that are entitled to vote on a matter being voted on by holders of the Common Stock, unless and until the Corporation obtains stockholder approval permitting such issuances in accordance with applicable rules of the NASDAQ Capital Market (or any successor market thereto).

(d) Quarterly Dividends will be payable in arrears on each Dividend Payment Date (commencing on the first Dividend Payment Date occurring after the Original Issue Date) for the Quarter ending immediately prior to such Dividend Payment Date, to the Holders of Series B Preferred Stock as they appear on the Corporation’s stock register at the close of business on the relevant Dividend Record Date. Notwithstanding the foregoing, the Corporation will not be required to pay any Dividend on the Series B Preferred Stock to the extent not consistent with applicable law, but in such case, such unpaid amounts will be cumulative and will compound quarterly and added to the Stated Value on each Dividend Payment Date in arrears.

(e) So long as the Series B Preferred Stock is outstanding, the Corporation shall not pay dividends on any Junior Securities (i) unless, as of the date of the proposed dividend on such Junior Securities, all Dividends on the Series B Preferred Shares have been paid in full, and (ii) except in the form of other Junior Securities. Subject to this Section 3, dividends as may be determined by the board of directors of the Corporation may be declared and paid on any of the Corporation’s securities, including the Common Stock, from time to time out of funds legally available for such payment.

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(f) The Corporation covenants that, so long as any shares of Series B Preferred Stock remain outstanding (i) all Dividend Shares will, upon issuance, be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer (other than restrictions on transfer arising under federal and state securities laws and under the Series B Subscription Agreement) and will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein and liens created by the Holder thereof) and (ii) no later than June 12, 2019, the Corporation will enter into a customary registration rights agreement with respect to the Holder’s Dividend Shares and the shares of Common Stock issuable upon exercise of the warrants issued to Holder in connection herewith, and such registration rights agreement shall provide the undersigned with certain registration rights, including customary (i) demand rights, and (ii) piggyback registration rights.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Preferred Stock shall have no voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of all of the then outstanding shares of the Series B Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designation.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each share of Series B Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The Corporation shall give each Holder of Series B Preferred Stock written notice of any Liquidation not later than thirty (30) days prior to any meeting of stockholders to approve such Liquidation or, if no meeting is to be held, not later than forty-five (45) days prior to the date of such Liquidation. Unless the holders of a majority of the shares of Series B Preferred Stock determine otherwise, a sale of all or substantially all of the assets of the Corporation or an acquisition of the Corporation by another person or entity by means of any transaction or series of transactions (including any reorganization, merger, consolidation or share transfer) where the shareholders of the Corporation immediately preceding such transaction own, following such transaction, less than 50% of the voting securities of the Corporation, shall be deemed a Liquidation.

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Section 6. Mandatory and Optional Redemption. On the fourth anniversary of the Closing Date, the Corporation shall redeem all the outstanding shares of Series B Preferred Stock at the total Purchase Price paid for such shares plus accrued and unpaid dividends (“Mandatory Redemption”). At any time prior to such date, subject to the repayment and retirement, in accordance with its terms, of the Credit Agreement dated as of December 31, 2018 (the “Credit Agreement”), among the Corporation, as the borrower, the lenders thereto and Wilmington Trust, National Association, as Agent, the Corporation may, in its sole discretion, redeem any outstanding shares of Series B Preferred Stock at the Stated Value, plus accrued and unpaid dividends (“Optional Redemption”). Notwithstanding the foregoing, the Corporation may effect an Optional Redemption prior to the fourth anniversary of the Closing Date so long as it obtains from the lenders to the Credit Agreement their prior written consent to such Optional Redemption.

Section 7. [Reserved.]

Section 8. Redemption Procedures. If the Series B Preferred Stock is redeemed, whether as a Mandatory Redemption or an Optional Redemption, the Corporation shall provide not less than 30 nor more than 60 days’ notice sent to each registered holder of the Series B Preferred Stock to be redeemed. If the redemption notice is given and the funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption. In the event that any redemption date is not a business day, we will pay the redemption price on the next business day with the same force and effect as if paid on the redemption date without any interest or other payment due to the delay.

Section 9. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Paul Gaitan, or such other facsimile number, e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Corporation, or if no such facsimile number, e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

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b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the shares of Series B Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

d) Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the payment of any Dividend Shares in respect to the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect such payment; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect such payment, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock.

e) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock were registered as of the related Dividend Record Date, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid

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f) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designations (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Certificate of Designations), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

g) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

h) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

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i) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

j) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

k) Status of Converted or Redeemed Preferred Stock. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series B Preferred Stock.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate this 31st day of May 2019.

Name	Duane Hughes
Title:	Chief Executive Officer

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